FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 25, 2006

Minco Silver Corporation announces that it has signed an agreement with Guangdong Geological Exploration and Development Corporation (GGEDC) to acquire GGEDC’s 30% interest on the Fuwan Silver Project (the “Project”). The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated January 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    January 26, 2006

Ken Z. Cai

President & CEO

Exhibit 2.1

TSX: MSV
For Immediate Release	January 25, 2006

NEWS RELEASE

MINCO SILVER ACQUIRED ADDITIONAL 30% INTEREST

ON THE FUWAN SILVER PROJECT

Minco Silver Corporation (the “Company” or “Minco Silver”) (TSX: “MSV”) is pleased to announce that it has signed an agreement with Guangdong Geological Exploration and Development Corporation (GGEDC) to acquire GGEDC’s 30% interest on the Fuwan Silver Project (the “Project”). To acquire the additional 30% interest on the property, Minco Silver will pay the GGEDC an additional 30% of the evaluated value (10.33 million RMB, or about C$1.6 million) of the Fuwan Deposit. With the current existing 70% interest owned by Minco Silver, the Company now owns 100% of the interest on the whole Fuwan Silver Project, including a total of 4 exploration permits covering a total of 205.63 km2 and the Dadinggang Application. Minco Silver will be responsible for 100% of the exploration and development expenditures on the Fuwan Silver Project, while GGEDC will retain a 10% net profit interest.

Since Minco Silver owns 100% of the Project, the Company will not proceed with the incorporation of the joint venture company for the Project. Minco Mining (China) currently holds all the above exploration permits on behalf of Minco Silver.

According to the NI 43-101 report prepared by Qualified Persons, Eugene Puritch, P.Eng. and Tracy Armstrong, P.Geo. of P & E Mining Consultants Inc., of Brampton, Ontario, the Fuwan Silver Project hosts an Inferred Resource of 20,378,000 tonnes grading 181g/t Ag, 0.33g/t Au, 0.21% Pb and 0.67% Zn. Silver content is  118.4 million oz.  The resource estimate uses a cut-off grade of 75 g/t Ag. An additional resource was calculated on the adjacent Dadinggang area (0.395 km2), which covers the northeast extension of the Fuwan Silver deposit. Minco Mining (China) Corporation ("Minco China") has applied for an exploration permit (the "Daginggang Application") on the area in August 2005, which is currently in the approval process with the Ministry of Lands and Resources. Utilizing a 75 g/t Ag cut-off grade, the inferred resource for this area is estimated as 2,047,000 tonnes grading  171 g/t Ag, 0.59 g/t Au, 0.32% Pb and 0.65% Zn. Silver content is 11.25 million oz.

The Company would also like to announce that the drilling program on the Fuwan Silver Project is progressing very well with three drill rigs. Four holes have been completed so far and assay results are pending.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.